Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

January 23, 2020

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 27, 2020

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Thursday, February 27, 2020, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

The Meeting is being called for the following purpose:

Approval of the renewal of, and the parameters for future coverage under, the Company’s directors’ and officers’ liability insurance policy.

Our board of directors unanimously recommends that you vote in favor of the above proposal, which is described in the proxy statement that will be distributed to you together with this Notice of Special General Meeting of Shareholders.

Shareholders of record at the close of business on Friday, January 24, 2020 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of the proposal.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Special General Meeting of Shareholders and the proxy statement for the Meeting, please mark, date, sign and mail the proxy card or voting instruction form to be sent to you as promptly as possible in the stamped envelope to be provided to you, or please follow the instructions for voting to be sent to you electronically. If mailing in your proxy to our transfer agent in the envelope to be enclosed or providing voting instructions via a physical voting instruction form, your vote must be received by noon, Eastern time, on February 26, 2020, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee) and are voting online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on February 25, 2020. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions will be provided both in the accompanying proxy statement and on the proxy card or voting instruction form to be sent to you. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on February 2, 2020, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-908-5800.

Sincerely, Yuval Cohen Chairman of the Board of Directors

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 27, 2020

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at the Company’s Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Thursday, February 27, 2020, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about January 30, 2020 to holders of Kornit Digital ordinary shares.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Friday, January 24, 2020, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Item

The Meeting is being called for the following purpose:

Approval of the renewal of, and the parameters for future coverage under, the Company’s directors’ and officers’ liability insurance policy.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposal.

Quorum

On Friday, January 17, 2020, we had 40,722,459 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date— Friday, January 24, 2020— is entitled to one vote upon the sole proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to March 5, 2020 (at the same time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card for the Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on the sole proposal at the Meeting.

Vote Required for Approval of the Proposal

Under the Israeli Companies Law 5759-1999, or the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of the proposal at the Meeting. Because an abstention, as well as a broker non-vote, is not treated as a vote “FOR” or a vote “AGAINST” the proposal, it does not impact whether the requisite majority has been achieved for approval of the proposal.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) or via telephone as well).

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (also printing on the proxy card the name of the record shareholder holding your ordinary shares) and return it to Nitsan Deutsch, our general counsel, via e-mail to nitsan.deutsch@kornit.com or via fax to her attention at +972-3-908-0280. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel at least four hours prior to the Meeting on Thursday, February 27, 2020, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Wednesday, February 26, 2020.

If you provide specific instructions (by marking a box) with regard to the sole proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to the proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction form. If mailing in your physical voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, February 26, 2020 to be validly included in the tally of ordinary shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, February 25, 2020. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (January 24, 2020).

If you are a beneficial owner of shares and do not specify how you want to vote on the proposal on your voting instruction form, your broker will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda will not be considered routine.

In the event of a broker non-vote with respect to the sole proposal at the Meeting, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on that proposal. Those shares have no impact on the outcome of the voting on that proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on the proposal.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Friday, January 24, 2020. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Friday, January 24, 2020.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. As a shareholder of record, you have the right to send in your voting proxy either in the enclosed envelope to our transfer agent, or directly to the General Counsel of our Company (as described under “How You Can Vote” above). In the alternative, you may vote in person at the Meeting.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 30, 2020. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Name	Number of Shares Beneficially Held	Percent(1)

American Capital Management Inc. (2)	2,981,627	7.3%
Clal Insurance Enterprises Holdings Ltd. and affiliates(3)	2,610,128	6.4%

(1)	Based on 40,722,459 ordinary shares outstanding as of January 17, 2020.

(2)	As of September 30, 2019, based on a Form 13F filed with the SEC on November 14, 2019.

(3)	As of December 31, 2018, based on an amendment to Schedule 13G, and an initial Schedule 13G, filed by Clal Insurance Enterprises Holdings Ltd., or Clal, and by IDB Development Corporation Ltd., or IDB, respectively, with the SEC, in each case on February 14, 2019. All of the ordinary shares reported as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal does not admit beneficial ownership of any of those shares. IDB is an affiliate of Clal and is deemed to beneficially own the ordinary shares held by Clal, along with an additional 140 ordinary shares held directly by Epsilon Investment House Ltd., an indirect subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation, which is controlled by Eduardo Sergio Elsztain. Those additional shares are held by portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd. for the accounts of third-party clients. Accordingly, Mr. Elsztain disclaims beneficial ownership of those additional ordinary shares.

PROPOSAL 1

APPROVAL OF RENEWAL OF, AND PARAMETERS OF FUTURE COVERAGE UNDER, D&O INSURANCE POLICY

Background

Under our Articles of Association, each of our directors and officers may receive, and under our existing Compensation Policy, each of our directors and officers is entitled to receive, directors’ and officers’ liability (“D&O”) insurance coverage. Under the Companies Law, the details of D&O insurance coverage of a public company such as ours generally require approval by the compensation committee of the board of directors, the board and the shareholders, since such coverage is deemed a compensatory matter from which the directors benefit.

Our existing D&O insurance coverage was approved by our shareholders at an extraordinary general meeting of shareholders held in March 2015, prior to our initial public offering and listing on the NASDAQ Global Select Market in April 2015. When our shareholders initially approved that coverage, the shareholders allowed us, without the need for further shareholder approval, to obtain and/or renew from time to time D&O insurance with the same or different insurance carriers, provided that the total premiums would not exceed, by more than 30%, the premiums payable under the then-effective coverage.

Our previous period of coverage under our D&O insurance policy was to expire on August 31, 2019. We obtained, with the approval of our compensation committee and board of directors, a new D&O insurance policy from the Harel Insurance Company Ltd., or Harel, and various other insurers, for a 12-month period, effective from August 31, 2019 to August 30, 2020.

Recently, the terms of D&O insurance policies for public companies whose shares are traded in the United States, including those listed on NASDAQ (like our company), have worsened, resulting in, among other things, a significant increase in premiums. Other factors that are particular to our company have also contributed towards an increase in the premiums for the D&O insurance coverage that we have been offered, including the significant increase in our market capitalization over the course of this past year and our successful consummation of a follow-on offering for $137.3 million of gross proceeds in June 2019. As a result of the overall market and the foregoing specific factors, we could not locate, as of the required date for renewal of our D&O insurance coverage, a policy under which the premiums would not have exceeded our existing premiums by more than 30%. Even after we decreased, significantly, the limit of liability under the renewed D&O insurance policy, the premiums under the policy still far exceeded our previous premium levels. Consequently, we are required to seek shareholder approval for our renewed D&O insurance policy, retroactive to the start date of the coverage under that policy— August 31, 2019. At the same time, we are seeking approval for new parameters for future D&O insurance coverage and premiums that better reflect the current and prospective state of the D&O insurance market for U.S.-traded public companies.

The renewed D&O insurance coverage, and the parameters for any future such coverage (under one or more insurance policies), to which our directors and officers (present and future) will be entitled under this Proposal 1, consist of the following:

●	Annual D&O insurance coverage/limit of liability (both per claim and in the aggregate, for all directors and officers, including coverage for our company for securities claim) of US $25 million from Harel, and an additional US $25 million from various other insurers, for a total of $50 million of coverage, plus $5 million for “Side A DIC” coverage. Prospectively, our D&O insurance coverage may be obtained from one or more of the same or other insurers. In addition, because we have reduced the limit of liability significantly under the renewed D&O insurance policy (from $80 million + $10 million for Side A DIC, to $50 million + $5 million for Side A DIC), we are proposing that the limit of liability may be increased in any given year by up to the greater of $50 million or 20% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by our Compensation Committee. That allowance will enable us to restore a fuller level of coverage if and when premium levels stabilize or decrease.

●	Annual D&O insurance premiums to be paid by Kornit and its subsidiaries of $1,028,197. We are proposing that prospectively, the annual premiums may be increased in any given year by up to 35% of the annual premium under an existing/previous year’s policy.

●	Any renewal, extension or substitution of D&O insurance coverage will be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the coverage afforded to directors and officers) than those of the then-effective insurance policy, as market conditions may then allow.

We have presented below a comparison of the level of coverage and aggregate premium under the renewed D&O insurance policy, and the proposed parameters for future coverage, with the corresponding terms of our prior D&O insurance policy and our previous parameters for coverage:

	Previous D&O Insurance Policy Terms and Parameters	Proposed D&O Insurance Policy Terms and Parameters
Duration	(June 1, 2018- August 30, 2019) (12 month policy period, plus three month extension period)	(August 31, 2019- August 30, 2020) (12 month policy period)
Total Amount of Coverage/ Limit of Liability	$80 million + $10 million for Side A DIC	$50 million + $5 million for Side A DIC
Annual Premium	$198,018 for the first 12 months + $94,750 for the three month extensions period + $120,000 for the coverage for the follow-on offering	$1,028,197
Parameters for Future Coverage	Coverage may be obtained from one or more of the same or other insurers, provided that the above limit of liability is not exceeded. Allowance for an increase of up to 30% of the premium in any year, as compared to the previous year.	Coverage may be obtained from one or more of the same or other insurers. Allowance for an increase in the limit of liability of up to the greater of $50 million or 20% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by our Compensation Committee and up to 35% of the premium in any year, as compared to the previous year.

The proposed D&O insurance coverage parameters are maximum amounts and do not reflect what we expect our coverage and premiums will be for future years, as we cannot predict those amounts currently.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 1 at the Meeting:

RESOLVED, that the renewal of the Company’s Director’s and Officer’s liability insurance policy, effective retroactively as of August 31, 2019, and the parameters for future Director’s and Officer’s liability insurance coverage, in each case as described in Proposal 1 of the proxy statement for the Meeting, be, and hereby are, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the renewal of, and approval of the parameters of, our prospective or future D&O insurance policies. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of Proposal 1.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the renewal of (effective retroactive as of August 30, 2019) our D&O insurance policy, and the parameters for the terms of our future D&O insurance coverage.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

Our 2018 Form 20-F, filed with the SEC on March 26, 2019, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of our website at http://ir.kornit.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing and furnishing reports with or to (as applicable) the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors: Yuval Cohen Chairman of the Board of Directors

Rosh Ha’ayin, Israel

January 23, 2020